July 17, 2019

Ronald J. Tchorzewski
Chief Financial Officer
MED-X, INC.
8236 Remmet Avenue
Canoga Park, California 91304

       Re: MED-X, INC.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed July 1, 2019
           File No. 024-11007

Dear Mr. Tchorzewski:

       We have reviewed your amended offering statement and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 20, 2019 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Use of Proceeds, page 7

1. We note no revision was made to the disclosure in response to prior comment 3. Please confirm that no proceeds from the offering will be used to finance acquisitions of other businesses, such as the one with which you entered into a letter of intent to acquire in exchange for cash and stock. Alternatively, to the extent any material amount of proceeds will be used to finance acquisitions of other businesses, please identify the business, the status of negotiations, and a brief description of the business.
 Ronald J. Tchorzewski
FirstName LastNameRonald J. Tchorzewski
MED-X, INC.
Comapany NameMED-X, INC.
July 17, 2019
Page 2
July 17, 2019 Page 2
FirstName LastName
        You may contact Vanessa Robertson at 202-551-3649 or Angela Connell at 202-551-
3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Healthcare &
Insurance
cc:      Mark J. Richardson, Esq.